808 Renewable Energy Corporation

850 Tidewater Shores Loop, Suite 402

Bradenton, Florida

By EDGAR

October 19, 2021

United Sates Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation

100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation
Registration Statement on Form 10-12G Filed July 20, 2021 File No. 000-56313

Dear Sir or Madam:

By letter dated August 16, 2021 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided 808 Renewable Energy Corporation (the “Company”) with a letter on the Company’s Registration Statement on Form 10-12G (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. The Company has withdrawn the Registration Statement and refiled a new registration statement (the “Refiled Registration Statement”) incorporating your comments as referenced below. For your convenience, the questions are listed below, followed by the Company’s response.

Registration Statement on Form 10-12G

Item 1. Business

Background, page 1

1. We note your disclosures under this heading and on F-6 indicating that SilverLight Aviation, LLC (“SLA LLC”) has been in the business of manufacturing and selling gyroplane kits “throughout the United States” for ten years. You state that you are manufacturing a two seat gyrocopter, which you refer to as “AR-1” (American Ranger 1), and are in the process of designing a Side-by-Side four-seat VTOL (vertical take-off & landing) model.

Please expand your disclosures to clarify the extent of historical operations, assets and facilities of SLA LLC, including the number of gyroplane kits previously manufactured and sold, the composition of inventory, and the nature of any intangible assets acquired.

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Please also clarify the extent to which your facilities are being utilized, describe your manufacturing capacity, and the timeline and milestones associated with the VTOL, to include your current status within the timeline, estimated capital expenditures, and any material uncertainties.

Response: We have expanded the disclosures relating to SLA LLC as indicated above in the Refiled Registration Statement.

2. Please expand your description of the Reverse-Trike Division to describe (i) the inventory acquired in your recent acquisition, including the number of vehicles and the nature of any work-in-process, and (ii) the basis for the estimated sale prices on page 5, including all material assumptions and considering the absence of any historical sales.

Please also clarify whether your intended business is to purchase and resell the vehicles, or to also manufacture the vehicles, and explain what you mean by the term “Tesla model sales network” versus the “Franchise Dealer Network,” including details sufficient to understand the characteristics and features of the chosen model over the alternative model, along with your rationale.

Finally, explain the intended role of Silverlight Electric Vehicle Inc., which you describe as the “sales arm” for the Trike Division, and provide an outline of the economic arrangement and the reasons that your interest in the entity would be 51% while Remy Breton would have 49%.

Response: We have expanded the discussion on the Reverse-Trike Division as indicated above in the Refiled Registration Statement. We have removed reference to the “Tesla model sales network,” clarified the sales techniques along with an explanation of Silverlight Electric Vehicle Inc. We are not clear on what is requested concerning the ownership percentages, this was a function of negotiation with Mr. Breton.

Aviation Division, page 2

3. Please provide us with supplemental support, or in the alternative provide a citation, for your statement that you are “one of the only two” gyrocopter manufacturers in the U.S.

Response: We have removed reference to this sentence in the Refiled Registration Statement.

Government Regulation, page 6

4. Please expand your disclosure to describe the regulations that are material to your business. In this regard, we note your disclosure here that as your products can be used for private, commercial, public agency or military purposes, their sale and operation are governed by regulations appropriate to each category. In addition, we note your disclosure on page 7 that your business is subject, in part, to regulatory procedures and administration enacted by and/or administered by the FAA. See Item 101(h)(4)(ix) of Regulation S-K.

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Response: We expanded our disclosure as requested in the Refiled Registration Statement.

Intellectual Property, page 6

5. We note the disclosure that you do not have any copyrights, trademarks, but you generally rely upon copyright, trademark and trade secret laws to protect and maintain your proprietary rights for your technology and products. We further note that on August 16, 2021 you announced in a press release that you received the trademark of ORCA from the United States Patent and Trademark Office. To the extent material, please disclose the details of your intellectual property (e.g., patents, trademarks, copyrights, etc.) and whether you have licenses to use any third-party created content.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

Item 1A. Risk Factors

Risks Related to Our Business, page 7

6. We note that you hold fifty-five percent (55%) of the membership interest in SilverLight Aviation, LLC, and fifty-one percent (51%) of Silverlight Electric Vehicle Inc., the two subsidiaries through which you operate your business. Please add risk factor disclosure for any related risks that are material. For example, discuss any material risks related to rights of the minority shareholders.

Response: We have not expanded our disclosure as requested in the Refiled Registration Statement as we are unclear on what is being requested.

We may choose to raise additional capital. , page 9

7. You disclose here that you expect your existing cash balances will be sufficient to meet your working capital and capital expenditure needs for the next twelve months. However, you disclose on page 10 that based on your average monthly expenses and current burn rate, you estimate that your cash on hand will not sufficiently support your operation for the next twelve months. In addition, you disclose on page 15 that to continue operations for the next 12 months you will have a cash need of approximately $500,000 and should you not be able to fulfill your cash needs through the increase of revenue you will need to raise money through outside investors through convertible notes, debt or similar instrument(s). Please revise to address this apparent discrepancy or explain.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

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Impact of COVID-19 on Our Business, page 10

8. We note your disclosure here that the COVID-19 pandemic is anticipated to have a material adverse impact on your business, financial condition and results of operations. Please revise your disclosure here or elsewhere as appropriate to more thoroughly disclose any material effects of COVID-19 on your business, financial condition and results of operations. We note your disclosure on page 15 that “the lack of sales in 2020 was due to the pandemic and setting up your new facility at Gatewood Corporate Center in Bradenton, Florida.” Also discuss what management expects the pandemic’s future impact will be, how management is responding to evolving events, and how it is planning for COVID-19- related uncertainties. For guidance, consider the Division of Corporation Finance’s Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

Item 2. Financial Information

Management’s Discussion and Analysis

Plan of Operation, page 15

9. We note your disclosure indicating that to continue operations for the next 12 months, you will need cash of approximately $500,000. Please expand your disclosure to explain how the funds will be used, while distinguishing between capital expenditures and operating costs, and clarifying the extent to which this amount will further operations of each division described on pages 2 through 5.

Given that you indicate one source of funds would be the sale of products and services and have reported sales of $39,183 for the quarter ended March 31, 2021, also describe these sales and your potential to make further sales over the course of the coming year. For example, disclose the number of gyrocopters sold, the number of gyrocopters in inventory, and the composition of any work-in-process. If any portion of the revenue relates to services, describe the nature of services performed.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

Item 6. Executive Compensation, page 26

10. Please disclose the material terms of your employment arrangements with your executive officers whether, written or unwritten. See Item 402(o)(1) of Regulation S-K.

Response: The Company does not have any employment arrangements its executive officers (written or unwritten).

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Item 8. Legal Proceedings, page 28

11. We note that on November 16, 2016, the Securities and Exchange Commission filed a complaint charging the Company, Patrick Carter, the founder and former CEO of the Company, and others with violating federal antifraud laws and related SEC rules. We also note the SEC seeks disgorgement of allegedly ill-gotten gains plus prejudgment interest and penalties, permanent injunctive relief, and penny-stock bars against the defendants, as well as officer and director bars against Carter and Kirkbride. Please revise to disclose these charges pending against the Company and related proceedings. In addition, please consider adding a risk factor addressing related risks.

Response: While we have expanded our disclosure as requested in the Refiled Registration Statement. As has been discussed with our counsel, current management was not a party to this complaint and the matter is almost five years old and is not in possession of any materials relating to this matter.

Item 9. Market Price of and Dividends on the Registrants Common Equity and Related

Stockholder Matters, page 28

12. Please revise your filing to also provide a range of high and low bid information for any subsequent interim period for which financial statements are included. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

Item 11. Description of Registrant’s Securities to be Registered, page 29

13. Please expand your disclosure to provide a brief description of the rights of your preferred stock. See Item 202(a) of Regulation S-K.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

Item 15. Financial Statements and Exhibits

(a) Financial Statements

Note 4 - Significant Acquisition, page F-10

14. We understand from your disclosure that on March 15, 2021 you acquired a fifty-five percent interest in SilverLight Aviation, LLC (“SLA LLC”), which you describe as a company that is “...in the business of manufacturing and selling gyroplane kits to the general public throughout the United States” on page 1, and as a company that “has been in business for approximately ten years and specializes in the design, manufacture and sale of gyroplane kits” on page F-6.

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Given that you report zero assets and no operations as of December 31, 2020, it appears that you would need to include the financial statements of SLA LLC in your registration statement to comply with Item 13 of Form 10, and Article 8 of Regulation S-X, also considering the definition of predecessor in Rule 12b-2 of Regulation 12B. These would ordinarily need to be audited for the two fiscal years ending prior to your acquisition.

If SLA LLC is properly identified as your predecessor, you would also need to include financial statements for the subsequent interim period up to the date of acquisition; and these would eventually need to be audited along with your 2021 results, when financial statements covering the fiscal year are filed.

Please include the financial statements of SLA LLC in your registration statement or explain to us why you believe the aforementioned guidance would not apply to you and submit any underlying documentation in support of your view, including your assessment of whether the entity constitutes a business.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

15. Please revise your disclosure to describe the composition of current assets and the intangible assets acquired.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

Note 6 - Stockholders’ Equity

Subsequent Events, page F-13

16. Please expand your disclosure of the May 3, 2021 acquisition from Atelier de Motelage RB, Inc. to identify and describe the assets acquired.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

General

17. Please update the financial statements in your registration statement to comply with Rule 8-08 of Regulation S-X.

Response: We expanded our disclosure as requested in the Refiled Registration Statement.

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18. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response: As discussed with our counsel we have withdrawn the Registration Statement and subsequently filed the Refiled Registration Statement.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Jeffrey Stein, Esq. at (516) 422-6285 or jstein@jmslg.com.

Sincerely,

David Chen, President

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